Mail Stop 0408

      July 22, 2005



By U.S. Mail and Facsimile (310) 712-8890

Zsolt K. Bessko, Esq.
Executive Vice President, General Counsel and Secretary
Centennial Bank Holdings, Inc.
1331 Seventeenth Street, Suite 300
Denver, Colorado 80202

Re:	Centennial Bank Holdings, Inc.
	Amendment No. 1 to Registration Statement on Form S-1
      Filed July 13, 2005
	File No. 333-124161

Dear Mr. Bessko:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. The staff has deemed the offering to be "by or on behalf" of the issuer, and therefore the offering does not meet the requirements to be made "at the market" See Rule 415(a)(4). Please revise to price the offering. If the company has any support, including previously reviewed offerings, for an "at the market" offering, please advise.
In this regard, supplementally identify any of the selling shareholders who are or are affiliated with any broker/dealers, managers, directors or 10% owners.

2. The cover page, selling shareholder section and the Plan of Distribution should all be revised to indicate that, (1) if any transferees intend to use the prospectus, a post-effective amendment will need to be filed, naming the new selling shareholder, (2) if any selling shareholder intends to use an agent or principal to sell their shares, a post-effective amendment needs to be filed, naming the agent or principal as an underwriter and disclosing the compensations arrangements, and, (3) all selling shareholders are subject to Regulation M and are precluded from engaging in any short selling activities prior to effectiveness and for as long as they are participants in the offering. In addition, advise us as to any current selling shareholders who are transferees from the original purchasers.

Prospectus Cover Page

3. Please disclose that Mr. Eggemeyer, the CEO, is selling his holdings of 650,000 shares.

Management, page 106

4. We note your statement that Mr. Eggemeyer does not devote his full professional time to his role as CEO of the company. Please disclose what percentage of his time is devoted to the company.

Principal and Selling Stockholders, page 114

5. We note your response to prior comment 36. However, it is difficult to correlate the list of stockholders that are broker-dealer affiliates with the list of selling stockholders in the prospectus. For example, none of the four AIM funds listed in your response is listed in the selling stockholder table. Please revise.

6. We note your response to prior comment 38. Please revise the disclosure in the second full paragraph on page 114 to state, if true, that none of the broker-dealer affiliates purchased the securities for resale in the ordinary course of business.

Certain Relationships and Related Transactions, page 113

7. Please include as exhibits all agreements discussed in this section.

*      *      *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Isa Farhat, Staff Accountant, at (202) 551-
3485
or Paul Cline, Senior Accountant at (202) 551-3851 if you have questions regarding any matters relating to the financial
statements
and related matters.  Please contact Gregory Dundas at (202) 551-
3436
or me at (202) 551-3434 with any other questions.

								Sincerely,



      Michael Clampitt
      Attorney Advisor

cc:	Stanley F. Farrar, Esq.
	Sullivan & Cromwell LLP
	1888 Century Park East
	Los Angeles, California 90067

	Allen Z. Sussman, Esq.
	Morrison & Foerster, LLP
	555 West Fifth Street, Suite 3500
	Los Angeles, California 90013


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Zsolt K. Bessko
Centennial Bank Holdings, Inc.
July 22, 2005
Page 3